UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT PURSUANT TO RULE 14(d)-1 or 13(e)(1)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ILOG S.A.

(Name of Subject Company (Issuer))

INTERNATIONAL BUSINESS MACHINES CORPORATION

(Name of Filing Persons (Bidders))

Ordinary shares, nominal value €1 each
American Depositary Shares, each representing the right to receive one ordinary share

(Title of Class of Securities)

4523601001

(CUSIP Number of Class of Securities)

Mr. Andrew Bonzani, Esq.
Vice President, Assistant General Counsel and Secretary
International Business Machines Corporation
Armonk, New York 10504
(914) 499-1900

(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of filing person)

With a copy to:
George A. Stephanakis, Esq.
Cravath, Swaine & Moore LLP
CityPoint, One Ropemaker Street
London, EC2Y 9HR, England
011 44(0) 207 453 1000

____________________
1 This is the CUSIP Number of the American Depositary Shares that represent the underlying ordinary shares. There is no CUSIP Number for such ordinary shares as they are not traded in the United States.

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

* Pursuant to General Instruction D to Schedule TO, no filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N.A.

Form or Registration No.: N.A.

Filing Party: N.A.

Form: N.A.

Date Filed: N.A.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

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TABLE OF CONTENTS

ITEM 12.  EXHIBITS
EXHIBIT INDEX
Exhibit 99(a)(5)(M)

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SCHEDULE TO

This Tender Offer Statement on Schedule TO is being filed by International Business Machines Corporation (“IBM”) pursuant to General Instruction D to Schedule TO.

Item 12.    Exhibits.

Exhibit	Description
99(a)(5)(A)	Press release issued by International Business Machines Corporation and ILOG S.A. dated July 28, 2008.*
99(a)(5)(B)	Analyst Presentation dated July 28, 2008.*
99(a)(5)(C)	Letter to WebSphere User Group Members dated July 28, 2008.*
99(a)(5)(D)	Letter to WebSphere Board of Advisors Members dated July 28, 2008.*
99(a)(5)(E)	Presentation Slides.*
99(a)(5)(F)	Frequently Asked Questions and Answers Regarding IBM’s Announcement of Plans to Acquire ILOG.*
99(a)(5)(G)	English translation of the draft French offer document filed by CITLOI S.A.S. with the French Autorité des marchés financiers on August 26, 2008.*
99(a)(5)(H)	English translation of the regulatory press release filed by CITLOI S.A.S. with the French Autorité des marchés financiers on August 26, 2008.*
99(a)(5)(I)	English translation of the French offer document filed by CITLOI S.A.S. with the French Autorité des marchés financiers on September 12, 2008.*
99(a)(5)(J)	English translation of the French regulatory press release issued by CITLOI S.A.S. dated September 12, 2008.*
99(a)(5)(K)	English translation of the French document providing additional legal, financial and accounting information on CITLOI S.A.S. filed with the French Autorité des marchés financiers on October 10, 2008.*
99(a)(5)(L)	E-mail from Steve Mills, Senior Vice President and Group Executive, IBM Software Group, IBM, to Pierre Haren, Chairman and CEO of ILOG, on Friday, October 3, 2008 on the optimization segment of ILOG for the purpose of subsequent internal and external use of the statements contained therein by ILOG.*
99(a)(5)(M)	English translation of the French regulatory press release issued by CITLOI S.A.S. dated October 13, 2008.

* Previously filed.

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Item 14. Exhibit Index.

Exhibit	Description
99(a)(5)(A)	Press release issued by International Business Machines Corporation and ILOG S.A. dated July 28, 2008.*
99(a)(5)(B)	Analyst Presentation dated July 28, 2008.*
99(a)(5)(C)	Letter to WebSphere User Group Members dated July 28, 2008.*
99(a)(5)(D)	Letter to WebSphere Board of Advisors Members dated July 28, 2008.*
99(a)(5)(E)	Presentation Slides.*
99(a)(5)(F)	Frequently Asked Questions and Answers Regarding IBM’s Announcement of Plans to Acquire ILOG.*
99(a)(5)(G)	English translation of the draft French offer document filed by CITLOI S.A.S. with the French Autorité des marchés financiers on August 26, 2008.*
99(a)(5)(H)	English translation of the regulatory press release filed by CITLOI S.A.S. with the French Autorité des marchés financiers on August 26, 2008.*
99(a)(5)(I)	English translation of the French offer document filed by CITLOI S.A.S. with the French Autorité des marchés financiers on September 12, 2008.*
99(a)(5)(J)	English translation of the French regulatory press release issued by CITLOI S.A.S. dated September 12, 2008.*
99(a)(5)(K)	English translation of the French document providing additional legal, financial and accounting information on CITLOI S.A.S. filed with the French Autorité des marchés financiers on October 10, 2008.*
99(a)(5)(L)	E-mail from Steve Mills, Senior Vice President and Group Executive, IBM Software Group, IBM, to Pierre Haren, Chairman and CEO of ILOG, on Friday, October 3, 2008 on the optimization segment of ILOG for the purpose of subsequent internal and external use of the statements contained therein by ILOG.*
99(a)(5)(M)	English translation of the French regulatory press release issued by CITLOI S.A.S. dated October 13, 2008.

* Previously filed.

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